Exhibit 1

ELBIT SYSTEMS LTD. CONSIDERS
POTENTIAL ADITIONAL DEBT OFFERING IN
ISRAEL

HAIFA, Israel, March 19, 2012 – Elbit Systems Ltd. (the "Company") (NASDAQ and TASE: ESLT), announced today that it is considering a possible offering to the public of additional Series A Notes in an aggregate par value of up to NIS 900 million (approximately $239 million), under the Company's shelf prospectus dated May 18, 2010. If issued, the additional Series A Notes would be issued pursuant to a potential uniform public offering in Israel that would be further detailed in a shelf offering report published by the Company pursuant to the Israeli Securities Law, 1968 and the regulations promulgated thereunder.

If issued, the terms of the additional Series A Notes would be similar to the terms of the Series A Notes issued by the Company in June 2010, which included a principal payable in 10 equal annual installments starting from 2011 through 2020 and a fixed yearly interest rate of 4.84%, not linked to any index or currency, which are currently traded on the TASE. The additional Series A Notes if issued, would form a single series together with the currently outstanding Series A Notes.

The Company has not yet determined whether to offer any such additional Series A Notes, or the scope, terms or timing of any such offering and the Company may abandon the offering or change the terms thereof, including the amount of the offer.

The additional Series A Notes, if offered, will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act. Any offering of additional Series A Notes pursuant to the shelf prospectus and any supplemental shelf offering report, if made, will be made only in Israel.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities including additional Series A Notes.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.

For additional information, visit: www.elbitsystems.com.

Contacts:

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green CCG Investor Relations Tel: 1-646-201-9246 elbitsystems@ccgisrael.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.